Exhibit 4.3

ADDENUM No. 1 TO THE CONVERTIBLE PROMISSORY NOTE

The undersigned parties hereby agreed to amend that certain Convertible Promissory Note (the “Note”) issued by Home Savers Holding Corp. as follows:

1.	Section 3(a) of the Note is amended and restated as follows:

(a)                 Conversion.  Conversion shall occur automatically upon the Company’s becoming a Reporting Company (the “Conversion Event”).  Upon the Conversion Event, the entire unpaid principal balance of this Note plus any unpaid interest will automatically convert into Common Stock of the Company at a price equal to the conversion price of $0.50 per share.  However, in the event that principal stock holders are required to pledge their shares of the Reporting Company, then the note will not convert until such time that the pledge is released.

2.	Section 1.1 of the Warrant is amended and restated as follows:

1.1                 General.  This Warrant is exercisable at the option of the holder of record hereof, at any time or from time to time, up to the Expiration Date for all or any part of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder of the Reporting Company that the Company intends to merge into.  However, in the event that principal stock holders are required to pledge their shares of the Reporting Company, then the warrant will not convert until such time that the pledge is released.  The Company agrees that the Warrant Shares shall be and are deemed to be issued to the Holder hereof as the record owner of the Warrant Shares as of the close of business on the date on which this Warrant shall have been surrendered, properly endorsed, the completed, executed Form of Subscription delivered, and payment made for the Warrant Shares.  Certificates for Warrant Shares so purchased, together with any other securities or property to which the Holder hereof is entitled upon such exercise, shall be delivered to the Holder hereof by the Company at the Company’s expense within a reasonable time after the rights represented by this Warrant have been so exercised.  In case of a purchase of less than all the shares which may be purchased under this Warrant, the Company shall cancel this Warrant and execute and deliver a new Warrant or Warrants of like tenor for the balance of the shares purchasable under the Warrant surrendered upon such purchase to the Holder hereof within a reasonable time.  Each stock certificate so delivered shall be in such denominations of Warrant Shares as may be requested by the Holder hereof and shall be registered in the name of such Holder.

IN WITNESS WHEREOF, both parties have caused this addendum to be duly executed by its duly authorized party this 9th day of  July, 2009.

Home Savers Holding Corp.

By:______________________                                                                                     __________________________
Name:
Title: